Mail Stop 4561

November 21, 2008

Mr. Jerome Mahoney
President, CEO & CFO
iVoice Technology, Inc.
750 Highway 34
Matawan, NJ 07747

> **Re: iVoice Technology, Inc.**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
> **File No. 333-120490**

Dear Mr. Mahoney:

We have completed our review of your Form 10-KSB and amendments and have no further comments at this time on the specific issues raised.

Sincerely,

Christine Davis
Assistant Chief Accountant